Exhibit 99.2

Sundance Energy Australia Limited Reports First Quarter 2018

Financial and Operational Results

DENVER, CO May 16, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported its first quarter 2018 financial and operations results.

First Quarter 2018 Financial Results

•                  Adjusted EBITDAX of $12.3 million, or 51.3 percent Adjusted EBITDAX Margin. This figure excludes the one time impact of $1.0 million of non-recurring deal costs related to the Pioneer transaction which were expensed during the quarter.

•                  Total revenue increased 3.5% to $24.0 million as compared to the same prior year period

•                  Average first quarter price realized excluding the impact of hedging and fixed price physical delivery contracts was $64.80 per barrel and $46.54 per Boe. Average first quarter price received per barrel was $55.15 and per Boe was $40.59.

•                  Cash operating costs increased 38.4% to $20.61/Boe for the quarter, as compared to $14.89/Boe for the same prior year period. The increase was driven by higher Lease Operating Expenses of $11.25/boe primarily due to workover expenses and conversion of wells from rod to gas lift.

•                  As of May 14, 2018, the Company’s oil hedges covered a total of 3.9 million bbls through 2023 with a weighted average floor of $50.34 and ceiling of $57.61.  Hedging covered approximately 54% of 2018 and ~17% of 2019 forecast production.

Operational Highlights

•                  First quarter net production increased 5% to 630,183 Boe, or 7,002 Boe/day as compared to the same period in the prior year and decreased 18% as compared to the fourth quarter of 2017.

•                  The Company did not bring any new wells into production during the quarter, but it drilled two gross (1.9 net) wells. The Paloma Ranch 7H and Peeler Ranch EFS 9HC had lateral lengths of 7,799 feet and 6,025 feet, respectively. In addition, as of quarter end the Company was in the process of drilling a third (1.0 net) well at quarter-end, the Peeler Ranch 8HC with a lateral length of 5,778 ft. Drilling was completed on 12 April 2018.

•                  First quarter development and production related expenditures totaled $8.3 million.

Pioneer Natural Resources Joint Venture Acquisition and Guidance

•                  During the quarter, the Company announced it had entered into a Purchase and Sale Agreement to acquire approximately 21,900 net acres and 1,700 Boe/d of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources, USA, Inc. for cash consideration of US$221.5 million, subject to post-closing adjustments.  Subsequent to the end of the quarter, this acquisition successfully closed as outlined in the Company’s 26 April, 2018 release.

•                  To fund the acquisition, the Company raised US$260.0 million of new equity. In addition, the Company refinanced its existing credit facility contemporaneous with the acquisition closing.

•                  Inclusive of the acquisition, the Company anticipates average production for the first half of 2018 to be 7,000-7,500 boe/d with significant development activities in the second half of the year increasing full year 2018 production to 9,000-10,000 boe/d.

•                  The Company’s two rig development plan calls for the drilling of 30 - 40 new wells per twelve month period. The Company anticipates Capital Expenditures of $175 — 190 million in 2018 and $200 — 220 million in 2019.  The Company began drilling the  H Harlan Bethune 25H, 26H and 27H subsequent to quarter end and anticipates mobilizing a second rig late in the second quarter to the acquired assets.

•                  The Company anticipates Lease Operating Expenses to increase slightly in the second quarter due to the assumption of Pioneer’s existing midstream contracts for acquired existing production, before decreasing as additional production come online at more market rates.

•                  The Company has issued EBITDAX guidance of $100 - 110 million and $250 - 275 million for full years 2018 and 2019 respectively.

The following tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly reporting periods:

	Three Months Ended March 31,
Unaudited	2018	2017	% Change
Net Sales Volumes
Oil (Bbls)	365,241	398,634	-8%
Natural gas (Mcf)	884,423	770,845	15%
NGL (Bbls)	79,513	68,046	17%
Total Boe	592,158	595,154	-0.5%

Average Daily Volumes
Average daily production (Boe), including flared gas (1)	7,002	6,685	5%

Product Price Received
Total price received (per Boe)	$40.59	$39.04	4%
Total realized price (per Boe)(2)	$37.92	$38.11	-0.5%

(1)  Includes flared gas of 228,150 Mcf and 38,862 Mcf for the three months ended March 31, 2018 and 2017, respectively.

(2) Includes realized losses on commodity derivatives of $1.6 million and $0.6 million for the three months ended March 31, 2018 and 2017, respectively.

UNIT COST ANALYSIS

	Three Months Ended March 31,
Unaudited	2018	2017	% Change
Revenue/Boe	$40.59	$39.04	4%
Lease operating expenses/Boe	(11.25)	(7.12)	58%
Production taxes/Boe	(3.13)	(2.36)	33%
Cash G&A/Boe(1)	(6.23)	(5.41)	15%
Net per Boe	19.98	24.15	-17%

Adjusted EBITDAX(2)	12,342	13,828	-11%
Adjusted EBITDAX Margin (3)	51.3%	59.5%	-14%

(1)  Cash G&A represents general and administrative expenses incurred less equity-settled share based compensation expense, which totaled $0.4 million and $0.6 million for the three months ended March 31, 2018 and 2017, respectively.

(2) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(3) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue during the period.

Condensed Consolidated Financial Statements

The Company’s condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31,
Unaudited (US$000s)	2018	2017
Revenue	$24,036	$23,233
Lease operating and production tax expense	(8,515)	(5,641)
Depreciation and amortisation expense	(12,187)	(14,159)
General and administrative expenses	(4,057)	(3,771)
(Loss) Gain on commodity hedging, net	(6,684)	6,580
Finance costs, net of amounts capitalized	(3,982)	(3,107)
Impairment expense (1)	(2,957)	—
Other items of income, net	1,066	7

Income before income tax	(13,280)	3,142

Income tax expense	(2,303)	(651)

Income (loss) attributable to owners of the Company	$(15,583)	$2,491

(1) 2018 impairment expense relates to further impairment on the Company’s non-core Dimmit County and PEL570 assets of $2.3 million and $0.7 million, respectively.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$000s)	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
Cash	$1,066	$5,761
Trade and other receivables	3,599	4,006
Other current assets(1)	52,003	3,855
Assets held for sale(2)	59,824	61,064
Total current assets	116,492	74,686

Oil and gas properties	370,361	375,021
Other assets	5,968	4,911
Total assets	$492,821	$454,618

Current liabilities	$76,680	$73,072
Liabilities related to assets held for sale(2)	979	1,064
Total current liabilities	77,659	74,136
Total current liabilities
Credit facilities, net of financing fees	189,520	189,310
Other non current liabilities	15,575	13,821
Total liabilities	$282,754	$277,267

Net Assets	$210,067	$177,351
Equity	$210,067	$177,351

(1) Includes $48.0 million nonrefundable deposit made in connection with the Company’s Eagle Ford     acquisition, which closed on April 23, 2018.

(2) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of March 31, 2018 and December 31, 2017.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
Unaudited (US$000s)	2018	2017
Operating
Receipts from sales	$25,896	$25,525
Payments for operating and administrative expenses	(9,026)	(9,503)
Payments for commodity derivative settlements	(1,613)	(839)
Other, net (1)	(2,324)	3,850
Net cash provided by operating activities	12,933	19,033

Investing
Payments for development expenditures	(7,058)	(16,073)
Payments for exploration expenditures	(1,359)	(1,409)
Deposit for Eagle Ford acquisition	(48,000)	—
Other	(62)	(100)
Net cash used in investing activities	(56,479)	(17,582)

Financing
Proceeds from the issuance of shares (2)	47,585	—
Proceeds from foreign currency derivatives	991	—
Interest paid, net of capitalized portion	(3,648)	(5,595)
Repayments of borrowings (3)	(6,415)	(949)
Net cash provided by (used in) financing activities	38,513	(6,544)

Cash beginning of quarter	5,761	17,463
FX effect	338	10
Cash at end of quarter	$1,066	$12,380

(1)  Includes $2.3 million of federal income tax payments and $3.9 million of federal income tax refunds (net) for the quarters ended March 31, 2018 and 2017, respectively.

(2)  Transaction costs related to the issuance of shares were settled in the second quarter of 2018 with the completion of the Conditional Placement portion of the capital raise.

(3)  2018 repayments of borrowings related to the Company’s 2017 revenue advance from its oil purchaser.

Conference Call

The Company will host a conference call for investors on Wednesday, May 16, 2018, at 5 p.m. Mountain Time (Thursday, May 17, 2018 at 9 a.m. AEDT).

Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX” as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended March 31,
Unaudited (US$000s)	2018	2017
Income (loss) attributable to owners of Sundance	$(15,583)	$2,491
Income tax expense	2,303	651
Finance costs, net of amounts capitalized	3,982	3,107
Loss (gain) on derivative financial instruments, net	6,684	(6,580)
Settlement of commodity derivatives	(1,583)	(552)
Depreciation and amortization	12,187	14,159
Impairment expense	2,957	—
Noncash share-based compensation	369	552
Acquisition-related costs included in general and administrative expenses(1)	1,026	—
Adjusted EBITDAX	$12,342	$13,828

(1) Professional fees included in general and administrative expense related to the Company’s Eagle Ford acquisition, which closed April 23, 2018.

The Company reports under International Financial Reporting Standards (IFRS).   All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended March 31, 2018 can be found at www.sundanceenergy.net.

The Company’s 2017 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388